Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: February 3, 2021

Israeli Startup REE Said to Plan Merger With 10X Capital SPAC

Bloomberg

By Gillian Tan and Siddharth Philip

February 3, 2021

REE Automotive, an electric-vehicle technology startup, has agreed to go public through a merger with blank-check company 10X Capital Venture Acquisition Corp.

The transaction includes a $300 million private investment in public equity, or PIPE, and gives the combined entity an enterprise value of about $3.1 billion, according to a statement confirming an earlier report by Bloomberg News. REE’s existing investors will own more than 80% of the combined company.

REE, a Tel Aviv-based firm led by co-founder Daniel Barel, makes technology to integrate all drive components into the arch of the wheel and flat, modular chassis for autonomous delivery trucks, shuttles and robo taxis. The company says its platform can be used for battery or fuel cell-powered vehicles.

“Merging with a SPAC and becoming public is an important gateway that gives us the ability to scale up and meet demand,” Barel said in an interview. “We are here to deliver what we believe can be the cornerstone for e-mobility for the next century.”

REE will supply crucial parts to EV makers that don’t have the full spectrum of components in-house. By outsourcing, they can bring models to market more quickly and at a fraction of the cost, Barel said.

10X Capital shares soared about 50% before the start of regular trading in New York.

In August, REE signed a memorandum of understanding with Mahindra & Mahindra Ltd., an India-based manufacturer, to develop and produce as many as 250,000 EVs. In November, it inked a partnership with Iochpe-Maxion SA to manufacture and develop a wheel design and chassis technology. REE also has tie-ups with Mitsubishi Corp., American Axle & Manufacturing Holdings Inc., KYB Corp., Musashi Seimitsu Industry Co. and NSK Ltd.

REE expects to have 16 assembly plants in locations such as the U.S., Germany and Japan by 2026, with annual capacity of about 600,000 units. It hopes to begin mass production next year, and has signed MOUs for orders worth $5.1 billion through 2026.

The 10X Capital SPAC, affiliated with the New York-based investment firm of the same name, is led by Chairman and CEO Hans Thomas. In November, it raised a little over $200 million in an initial public offering, saying at the time that it would focus on finding high-growth technology and tech-enabled businesses in the U.S. and abroad. PIPE investors supporting the transaction include Koch Strategic Platforms, Mahindra & Mahindra and Magna International Inc.

“REE solves a critical issue in the EV space, we’ve seen them get a lot of traction and were able to get comfort around the valuation,” said 10X’s Thomas. “They’ve got best-in-breed partners that can help them manufacture at scale without having to invest billions of dollars and have a significant head start that’s going to create a competitive moat.”

Cowen Inc. was the lead financial advisor to REE, while Wells Fargo Securities and JVB Financial Group advised 10X. Morgan Stanley is the lead placement agent on the PIPE offering.

A flood of EV and related companies have agreed to go public through SPACs, including Arrival Ltd., Lion Electric, EVgo Services LLC, Faraday & Future, Lightning EMotors and Microvast.

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 24, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, including the proxy statement relating to the business combination expected to be filed by 10X SPAC.

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